

March 2, 2007

Mr. Edward J. Faneuil
Executive Vice President, General Counsel and Secretary
Global Partners LP
P.O. Box 9161
800 South St.
Waltham, Massachusetts 02454-9161

> **Re: Global Partners LP, et al.**
> **Registration Statement on Form S-3**
> **Filed February 8, 2007**
> **File No. 333-140525**

Dear Mr. Faneuil:

We have limited our review of the above filing to the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1.   We note that GLP Finance Corp. is a registrant on this Form S-3 and will co-issue debt securities. We note that you have registered the guarantees by Global Operating LLC, Global Companies LLC, Glen Hes Corp., Global Montello Group Corp. and Chelsea Sandwich LLC of the debt securities that may be co-issued by GLP Finance Corp. We did not see any indication that GLP Finance Corp.'s parent, Global Partners LP, has provided a full and unconditional guarantee of the debt to be co-issued by GLP Finance Corp. As such, please tell us upon what subparagraph of General Instruction I.C. of Form S-3 you are relying to register

(a) the debt to be co-issued by GLP Finance Corp. and (b) the guarantees of GLP Finance Corp.'s debt by the Subsidiary Guarantors.

2.   Please provide us with an analysis as to whether the financial statements of GLP Finance Corp., Global Operating LLC, Global Companies LLC, Glen Hes Corp., Global Montello Group Corp. and Chelsea Sandwich LLC are required by Rule 3-10 of Regulation S-X.

3.   Assuming that GLP Finance Corp. is eligible to use Form S-3, the amount of securities registered should be allocated between the two issuers. In addition, the table and footnotes should be revised to indicate the amount of securities to be issued by each Registrant. In the event that GLP Finance Corp. is eligible to use general instruction I.B.2. but is not eligible to use general instruction I.B.1., the table should reflect that GLP Finance Corp. will only be issuing non-convertible investment grade securities. In addition, the prospectus should be revised throughout to reflect the securities being issued by each Registrant.

Where You Can Find More Information, page 1

4.   Please update your incorporation by reference. For instance, we note that you have not included some recent current reports that you have filed on Form 8-K.

Closing Comments

As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3685 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Wynn

        via facsimile
        Alan P. Baden, Esq.
        Vinson & Elkins LLP
        (917) 849-5337